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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

15048389

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-30196 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM / DD / YY) AND ENDING 12/31/14 (MM / DD / YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gilder Gagnon Howe & Co. LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Columbus Circle, 25th Floor
(No. and Street)

| New York | New York | 10019 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Huynh 212-424-0365
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name — *if individual, state last, first, middle name)*

| 300 Madison Ave | New York | New York | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Travis Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gilder Gagnon Howe & Co. LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KIMBERLY M. ADAMS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01AD6295682
Qualified In Orange County
My Commission Expires January 06, 2018

Notary Public

Signature

Chief Executive Officer

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Gilder Gagnon Howe & Co. LLC
## Consolidated Statement of Financial Condition
## December 31, 2014

pwc

## Report of Independent Registered Public Accounting Firm

To the Management of Gilder Gagnon Howe & Co. LLC

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Gilder Gagnon Howe & Co. LLC (the "Firm") and its subsidiaries at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. The consolidated statement of financial condition is the responsibility of the Firm's management. Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2015

# Gilder Gagnon Howe & Co. LLC
## Consolidated Statement of Financial Condition
## December 31, 2014

| | |
|---|---|
| **Assets** | |
| Cash (including restricted cash of $1,058,750) | $ 1,724,677 |
| Receivable from clearing broker | 2,103,488 |
| Securities owned, held at clearing broker, at market value | 39,496,685 |
| Furniture, equipment, aircraft and leasehold improvements, at cost, net of accumulated depreciation and amortization of $18,076,177 | 4,095,938 |
| Other assets | 615,535 |
| Total assets | $ 48,036,323 |
| **Liabilities and Members' Capital** | |
| Liabilities | |
| Accrued compensation | $ 6,407,001 |
| Profit sharing plan | 2,900,497 |
| Accounts payable and accrued expenses | 2,361,761 |
| Total liabilities | 11,669,259 |
| Commitments and contingencies (Note 5) | |
| Members' capital | 36,367,064 |
| Total liabilities and members' capital | $ 48,036,323 |

The accompanying notes are an integral part of the consolidated statement of financial condition.

## 1. Organization and Nature of Operations

Gilder Gagnon Howe & Co. LLC (the "Firm") is a New York limited liability corporation. The Firm is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Firm is also a member of the Financial Industry Regulatory Authority ("FINRA"). In addition, the Firm is registered as an introducing broker with the Commodity Futures Trading Commission ("CFTC"), and a member of the National Futures Association ("NFA"). On January 27, 2006, the Firm received approval from the SEC to act as an Investment Adviser.

The Firm manages investments for individual customers on a discretionary basis. It earns income from commissions charged to customers, and effects transactions in listed and unlisted securities, options and commodities. The Firm introduces all of its customer transactions, which are not reflected in these financial statements, to a clearing broker, which clears such transactions on a "fully disclosed" basis. Accordingly, substantially all of the Firm's credit exposures are concentrated with the clearing broker.

The clearing broker has procedures to maintain collateral for the firm's introduced customer margin loans. Pursuant to the terms of the agreement with the clearing broker, the clearing broker may charge the Firm for uncollateralized and under-collateralized margin loans receivable, as the Firm is responsible for its clients to maintain margin in their respective customer's margin account to the satisfaction of the clearing broker. The clearing broker may also charge the Firm for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Firm has no maximum amount and applies to all trades executed through the clearing broker, the Firm believes there is no maximum amount assignable to this. At December 31, 2014, the Firm has recorded no liabilities with regard to the clearing broker's right.

In addition, the Firm has the right to pursue collection or performance from customers or other counterparties who do not perform under their contractual obligations.

## 2. Significant Accounting Policies

### Principles of Consolidation

The Firm's wholly-owned subsidiaries were established for operating purposes. The consolidated financial statements include the accounts of the Firm and its wholly-owned subsidiaries In Pursuit LLC, Cloverleaf LLC, Open Sky LLC and Onward and Upward LLC. The subsidiaries are single member limited liability companies in which Gilder Gagnon Howe & Co. LLC has a 100% interest. All material intercompany amounts are eliminated in consolidation.

### Cash

The Firm maintains its cash in primarily one major financial institution, which can exceed federal insurance limits.

### Receivable from Clearing Broker

Receivable from clearing broker represents commissions and interest receivable from the Firm's clearing broker. The Firm is subject to credit risk should the clearing broker be unable to repay the receivable from clearing broker balance reflected on the statement of financial condition; however, the Firm does not anticipate nonperformance by this counterparty. The carrying value of the receivable from clearing broker approximates the fair value as the balance is short-term and interest bearing, and would also be classified as level two in the fair value hierarchy.

**Securities Owned**
Securities owned are reported on the Statement of Financial Condition at fair value. Securities owned are invested into a major US financial institution's money market fund totaling $39,496,685 at December 31, 2014.

**Securities Transactions**
Securities transactions are recorded on trade-date at market value; commission revenues and expenses are recorded on trade-date.

**Furniture, Equipment, Aircraft and Leasehold Improvements**
Furniture, equipment and aircraft are depreciated over their estimated useful lives using the declining-balance method. In 2014, the Firm continued to use the rate at which they apply the declining-balance method of 125%. Leasehold improvements are depreciated over the shorter of the term of the lease or the estimated life of the improvement using the straight-line method.

**Financial Instruments**
The fair values of the Firm's financial instruments approximate their carrying values due to their short-term nature (receivables, payables). All of the Firm's financial instruments are primarily investments in money market accounts and therefore are Level 1 under ASC 820.

**Income Taxes**
The Firm provides for local unincorporated business taxes. Other income taxes have not been provided, as the members are individually responsible for such taxes on their respective share of the Firm's net income.

The last open tax year that the Firm is subject to examination is 2010.

**Use of Estimates**
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

**Subsequent Events**
The firm has evaluated and determined that no events or transactions occurred after December 31, 2014 that would require recognition or disclosure in these consolidated financial statements.

## 3. Furniture, Equipment, Aircraft and Leasehold Improvements

A summary of the components of furniture, equipment, aircraft and leasehold improvements at December 31, 2014 are as follows:

| | |
|---|---|
| Furniture | $ 1,547,474 |
| Equipment | 2,238,633 |
| Aircraft | 5,291,263 |
| Leasehold improvements | 13,094,745 |
| | 22,172,115 |
| Accumulated depreciation and amortization | (18,076,177) |
| | $ 4,095,938 |

The Firm owns 100% of one aircraft and fractional interests (6.25%, 6.25% and 3.125% interest) in the remaining three aircraft

## 4. Defined Retirement and Contribution Benefit Plans

The Firm has a profit-sharing plan for all full-time eligible employees. The 2014 Firm contribution is an amount equal to 20% of the compensation earned by eligible employees during 2014, limited to a maximum of $52,000 per individual employee allowable under United States Treasury Department regulations.

The Firm also has a defined contribution benefit plan for all full-time eligible employees. The 2014 Firm contribution amount is based on the plan's schedule containing amounts per eligible individual.

## 5. Commitments and Contingencies

The Firm is obligated under a non-cancelable lease for the current office space which expires on January 31, 2017. Additionally, the Firm has entered into a 15-year, non-cancelable lease for future office space beginning on January 1, 2016, which expires on September 30, 2031.The leases contain a provision for escalation based on certain increases in costs incurred by the lessor.

An irrevocable letter of credit secured by a segregated money market account in the amount of $1,058,750 has been accepted by the future landlord as the security deposit. This amount is included in cash in the accompanying statement of financial condition.

Minimum future annual rental commitments under the non-cancelable operating lease are as follows:

| **Year Ending December 31, 2014** | |
|---|---|
| 2015 | $ 4,137,749 |
| 2016 | 6,158,664 |
| 2017 | 2,310,000 |
| 2018 | 1,994,967 |
| 2019 | 2,034,866 |
| Total minimum future rental payments | $ 16,636,246 |

## 6. Regulatory Requirements

The Firm is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) and the CFTC's Regulation 1.17, which both require the maintenance of minimum net capital, as defined. The Firm has elected to use the alternative method permitted by these rules, under which the Firm's greatest minimum net capital requirement is $250,000. At December 31, 2014, the Firm had net capital, as defined, of approximately $25,345,092, which was $25,095,092 in excess of the minimum net capital requirement.

The firm is registered as an introducing commodity broker.

The Firm claims exemption under the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) because, as an introducing broker, it clears all transactions with and for customers on a fully disclosed basis with its clearing broker, and promptly transmits all customer funds and securities to the clearing broker.